UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of March, 2010

Commission File Number: 001-13928

Royal Bank of Canada

(Translation of registrant’s name into English)

200 Bay Street Royal Bank Plaza Toronto, Ontario Canada M5J 2J5	1 Place Ville Marie Montreal, Quebec Canada H3C 3A9
Attention: Vice-President, Associate General Counsel & Secretary	Attention: Vice-President, Associate General Counsel & Secretary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    ☐        Form 40-F    ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐                No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    ☐

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROYAL BANK OF CANADA

Date: March 3, 2010	By:	/S/ CAROL J. MCNAMARA
Name: Carol J. McNamara Title: Vice President, Associate General Counsel & Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Royal Bank of Canada – Report of Voting Results